

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-Mail
Sergio Pinon, Chief Executive Officer
eLayaway, Inc.
1650 Summit Lake Drive, Suite 103
Tallahassee, FL 32317

> **Re: eLayaway, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 4, 2013**
> **File No. 000-54733**

Dear Mr. Pinon:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Increase in the Number of Authorized Shares of Common Stock

Purpose and Effect of Increasing the Number of Authorized Shares, page 4

1.   Please revise your disclosure to describe any specific plans, proposals or arrangements, whether written or oral, to issue any of the newly authorized shares. If you have no such plans, please revise your disclosure to include an affirmative statement that you have no plans, proposals, or arrangements at this time to issue any of the additional authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Lance Brunson, Esq.
        Vincent & Rees, L.C.